FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File No. 333-12634

WARNER CHILCOTT PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

5 Charlestown Road Portadown BT63 5PW Northern Ireland (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Press release made by Warner Chilcott PLC on 25 October 2004 regarding the status of offer discussions for the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
WARNER CHILCOTT PUBLIC LIMITED COMPANY
Date: 26 October 2004	By: /s/ Anthony D. Bruno Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel

<PRESS RELEASE>

25 October 2004

Warner Chilcott PLC ("Warner Chilcott" or the "Company")

Statement regarding offer discussions

The Company notes the recent press comment in relation to the status of offer discussions. The Company confirms that it has received an approach from a party concerning an offer for the Company at a price of 837p per Ordinary Share subject to certain pre-conditions. Discussions with this party are ongoing. As previously announced, two other parties have expressed interest in putting forward an offer for the Company. Discussions with these parties are also continuing and the Company will make a further announcement as soon as possible. This statement is not made with the agreement or approval of any of the parties referred to in it as being in discussions with the Company. There can be no certainty that an offer will be put forward for the Company or as to the terms of any offer that may be made.

Enquiries:

Warner Chilcott PLC	Telephone +44 (0) 28 3836 3620
John King
Geoffrey Elliott

Hoare Govett Limited (joint financial adviser and corporate broker)	Telephone +44 (0) 20 7678 8000
Andrew Chapman
Justin Jones
Andrew Foster

Greenhill & Co International LLP (joint financial adviser)	Telephone +44 (0) 20 7440 0400
Simon Borrows
Brian Cassin

Financial Dynamics	Telephone +44 (0) 20 7831 3113
Andrew Dowler

Hoare Govett Limited and Greenhill & Co. International LLP are acting for Warner Chilcott and no one else in connection with the possible offer and will not be responsible to any other person for providing the protections afforded to clients of Hoare Govett Limited or Greenhill & Co. International LLP or for providing advice in relation as to any offer.

Rule 8 notices

Any person who, alone or acting together with any other person(s) pursuant to any agreement or any understanding (whether formal or informal) to acquire or control securities of Warner Chilcott PLC, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of any class of securities of Warner Chilcott PLC, is generally required under the provisions of Rule 8 of The City Code on Takeovers and Mergers (the "Code") to notify a Regulatory Information Service (as specified in the Listing Rules of the UK Listing Authority) and the Panel on Takeovers and Mergers by no later than 12.00 noon (London time) on the business day following the date of the transaction of every dealing in such securities from 20 September 2004 until the first closing date of any offer or, if later, the date when any offer becomes or is declared unconditional as to acceptances or lapses (the "offer period"). Dealings by Warner Chilcott PLC and or by its "associates" (within the meaning of the Code) in any class of securities of Warner Chilcott PLC during the offer period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.